
July 12, 2021

Martin Lehr
Chief Executive Officer
Context Therapeutics LLC
3675 Market Street, Suite 200
Philadelphia, PA 19104

> **Re: Context Therapeutics LLC**
> **Registration Statement on Form S-1**
> **Filed May 27, 2021**
> **File No. 333-256572**

Dear Mr. Lehr:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Unit-Based Compensation, page 66

1. Please address the following regarding your response dated July 1, 2021 to the prior comment in our letter dated May 19, 2021:
   - Revise this section to address the restricted member units granted during the periods presented.
   - Revise to clearly disclose the vesting periods of the options and restricted member units granted during 2021.
   - Revise this section to disclose the proceeds per unit of the convertible preferred units sold in February and March 2021, as well as the conversion ratio of these preferred units into common stock.

- Tell us and disclose why the company decreased the exercise price of the awards granted on April 30, 2021 to $1.74 compared to the exercise price of $7.14 for the awards granted on February 18, 2021.
- Revise to more clearly disclose and tell us in greater detail how you determined that the estimated far value per common unit used for the February 18, 2021 and April 30, 2021 awards was appropriate in light of the sales price of the convertible preferred units in February and March, 2021 and as a bridge to the initial public offering price.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ben A. Stacke, Esq.